UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PROXIM CORP.
(Name of Issuer)

Class A Common Stock, $.01 par value per share
(Title of Class of Securities)

744283201
(CUSIP Number)

February 7, 2005
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit List: Page 8

SCHEDULE 13G

CUSIP No. 744283201	Page 2 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

SATELLITE ASSET MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 2,308,400 Shared Voting Power 0 Sole Dispositive Power 2,308,400 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,308,400

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.8%

12	Type of Reporting Person (See Instructions)

PN

SCHEDULE 13G

CUSIP No. 744283201	Page 3 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

SATELLITE FUND MANAGEMENT, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 2,308,400 Shared Voting Power 0 Sole Dispositive Power 2,308,400 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,308,400

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.8%

12	Type of Reporting Person (See Instructions)

OO

Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

Proxim Corp. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

935 Stewart Drive, Sunnyvale, California 94085

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Satellite Asset Management, L.P. (“Satellite Asset Management”); and

ii) Satellite Fund Management, LLC (“Fund Management”).

                          This statement relates to Shares (as defined herein) held for the accounts certain investment funds and accounts over which Satellite Asset Management has discretionary investment trading authority. The general partner of Satellite Asset Management is Fund Management. Fund Management has seven members, and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

                          The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

1) Satellit Asset Management is a Delaware limited partnership; and

2) Fund Management is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $.01 par value per share (the “Shares”)

Item 2(e)	CUSIP Number:

744283201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                          As of February 9, 2005, each of Satellite Asset Management and Fund Management may be deemed to be the beneficial owner of 2,308,400 Shares held for the accounts of certain investment funds and accounts over which Satellite Asset Management has discretionary investment trading authority.

Item 4(b)	Percent of Class:

                          The number of Shares of which each of Satellite Asset Management and Fund Management may be deemed to beneficially own constitutes approximately 6.8% of the total number of Shares outstanding (to the best of the Reporting Persons’ knowledge, the number of Shares outstanding is 33,764,000 as of February 9, 2005).

Item 4(c)	Number of shares as to which such person has:

Satellite Asset Management
(i) Sole power to vote or direct the vote	2,308,400
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,308,400
(iv) Shared power to dispose or to direct the disposition of	0

Fund Management
(i) Sole power to vote or direct the vote	2,308,400
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,308,400
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

                          This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                          The limited partners of (or investors in) each of the investment funds and accounts for which Satellite Asset Management exercises discretionary investment trading authority have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or shares owned) in their respective funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Page 6 of 9 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

                          By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 7 of 9 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005	SATELLITE ASSET MANAGEMENT, L.P. By: Satellite Fund Management, LLC, As General Partner of Satellite Asset Management, L.P.
By: /s/ Brian S. Kriftcher
Name: Brian S. Kriftcher
Title: Member

Date: February 9, 2005	SATELLITE FUND MANAGEMENT, LLC
By: /s/ Brian S. Kriftcher
Name: Brian S. Kriftcher
Title: Member

Page 8 of 9 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of February 9, 2005, by and between Satellite Asset Management, L.P. and Satellite Fund Management, LLC………………………………………………………………………	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

         The undersigned hereby agree that this statement on Schedule 13G with respect to the Class A Common Stock of Proxim Corp., dated as of February 9, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 9, 2005	SATELLITE ASSET MANAGEMENT, L.P. By: Satellite Fund Management, LLC, As General Partner of Satellite Asset Management, L.P.
By: /s/ Brian S. Kriftcher
Name: Brian S. Kriftcher
Title: Member

Date: February 9, 2005	SATELLITE FUND MANAGEMENT, LLC
By: /s/ Brian S. Kriftcher
Name: Brian S. Kriftcher
Title: Member